

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 "I" Street, Suite 150
Omaha, Nebraska 68137

Re: Western Capital Resources, Inc.
          Registration Statement on Form S-1
          Filed June 18, 2012
          File No. 333-182190

Dear Mr. Quandahl:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Noting the stock buybacks that occurred in 2011 and 2012, provide the staff with the details of the transactions. Whom initiated the buyback, what were the purposes, how was the price derived. Please provide this information as well as the name of the parties and the amount of shares purchased from each. We may have further comment.

2. In the next amendment fill-in, as far as practicable, all blanks.

Prospectus cover page

3. Revise the cover page to disclose the "if converted" number of shares outstanding as of the same date as the price provided.

Prospectus Summary, page 7

4. Because your offering is made to current shareholders who are likely familiar with your company, we suggest you discuss the rights offering first and provide general information about your company later.

5. Disclose the offering amount as a percentage of total outstanding shares.
6. State in the narrative discussion on page 7 the net losses to shareholders.

7. Revise the three bullets on page 7 to also disclose some element of profitability for each line, such as, income before taxed for each line, profit margin, etc.

8. Also state insiders own 86% of the shares and that 71.5% are held by one shareholder. In addition, advise us as to when the agreement evidencing the preferred sale was filed as an agreement.

9. If known, disclose the number of shares officers and directors, the controlling shareholder and 5% plus shareholders intend to purchase, including the oversubscription privilege. Also disclose the pre- and post-offering percentage ownership these persons or groups. Make corresponding disclosure elsewhere, as appropriate.

10. Revise the Use of Proceeds disclosures on pages 9 and 23 to indicate the company has no plans, arrangements and/or understandings to make any acquisitions or disclose otherwise.

Risk Related to Forward Looking Statements, page 12

11. Please move this section to after the risk factors.

Capitalization, page 24

12. Since there is no minimum, revise to add a column under pro forma for 50% and 100% of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011, page 26

13. To help readers better understand your narrative discussion of store expenses and general and administrative expenses in MD&A, please revise your next amendment to include a table summarizing store expenses and general and administrative expenses for the three months ended March 31, 2012 and 2011, as well as the year ended December 31, 2011 and 2010, similar to the table provided that summarizes revenues.

Market Information, page 67

14. Disclose that you are subject to the Penny Stock Rules and disclose the consequences. Add appropriate risk factor disclosure.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies

Loans Receivable Allowance, page F-8

15. It appears from your disclosure in this footnote that you have aggregated all of your loans as an individual portfolio segment and class of financing receivable. We note that ASU 2010-20 indicates that classes of financing receivables should be determined based on the risk characteristics of the financing receivables. Considering that there appear to be significant differences in the credit risk of payday loans, installment loans and title loans, please tell us how you determined that your loan portfolio should not be disaggregated into additional classes or revise your next amendment to disaggregate your loan portfolio as appropriate.

Goodwill, page F-9

16. Please provide us with your goodwill impairment tests prepared in the periods presented and provide supporting discussion on how you determined that your goodwill was not impaired. Please identify and provide supporting information for the assumptions you used, specifically for each revenue and cost included in the discounted cash flow analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel